Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated December 20, 2024 relating to the Common stock, $0.001 par value per share, of Palvella Therapeutics, Inc. shall be filed on behalf of the undersigned.

SUVRETTA CAPITAL MANAGEMENT, LLC By: /s/ Aaron Cowen
Name: Aaron Cowen
Title: Authorized Signatory

AVERILL MASTER FUND, LTD. By: /s/ Aaron Cowen
Name: Aaron Cowen
Title: Director

AARON COWEN By: /s/ Aaron Cowen